Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD

OF FEBRUARY 6, 2017

DATE, TIME AND PLACE: On February 6, 2017 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Roberto Egydio Setubal.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2016, the management discussion and analysis report for the operation, as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in items V e VI, Article 25 of Instruction No. 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)        to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)        to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis report for the operation with respect to the fiscal year ending December 31, 2016.

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved, were signed. São Paulo (SP), February 6, 2017. (signed) Roberto Egydio Setubal – Chief Executive Officer; Candido Botelho Bracher, Eduardo Mazzilli de Vassimon, Márcio de Andrade Schettini and Marco Ambrogio Crespi Bonomi – General Directors; André Sapoznik, Caio Ibrahim David and Claudia Politanski – Vice Presidents; Alexsandro Broedel Lopes and Leila Cristiane Barboza Braga de Melo – Executive Officers; Adriano Cabral Volpini, Álvaro Felipe Rizzi Rodrigues, Atilio Luiz Magila Albiero Junior, Gilberto Frussa, José Virgilio Vita Neto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto and Wagner Bettini Sanches – Officers.

MARCELO KOPEL

Investors Relations Officer